







UNITEI
SECURITIES AND EXC
Washington

16022394

ıPPROVAL
r: 3235-0123
May 31, 2017
Estimated average burden hours per response...... 12.00

SEC
Mail Processing
Section
NOV 29 2016
Washington DC
409

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48755

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 AND ENDING 09/30/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ryan Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

89 MAIN STREET
(No. and Street)

ANDOVER	MA	01810
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TARA RYAN MCDERMOTT (978) 475-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIEGRIST, CREE, ALESSANDRI & STRAUSS, CPA'S, P.C.
(Name – *if individual, state last, first, middle name*)

20 WALNUT STREET	WELLESLEY HILLS	MA	02481
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Tara McDermott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RYAN FINANCIAL, INC., as of SEPTEMBER 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

CAITRYAN BUCKLEY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
November 16, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ryan Financial

Advisors on all Matters of Wealth Creation, Management, and Preservation

November 16, 2016

Seigrist, Cree, Alessandri & Strauss, CPAs, P.C.

This representation letter is provided in connection with your audit of the financial statements of Ryan Financial, Inc., which comprise the statement of financial condition as of September 30, 2016, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of November 16, 2016, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated September 21, 2016, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
    - Access to all financial records and other information of which we are aware that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters, including the names of all related parties and all relationships and transactions with related parties.
    - Additional information that you have requested from us for the purpose of the audit.
    - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
    - Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared. The most recent meetings held were: [State by group and date].
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.
- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.

- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management,
    - Employees who have significant roles in internal control, or
    - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been properly accounted for and adequately disclosed in the financial statements.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or pledged to secure assets loaned pursuant to subordinated agreements.
- The Company has assessed the impact of FASB ASC 740, Income Taxes, and has determined that no material liability is required to be recorded. Current tax expense has been recorded.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

- There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties.*

- We have obtained the service auditor's report from our service organization Raymond James & Associates, Inc.. We have reviewed that report, including the complementary user controls. We have implemented the relevant user controls and they were in operation for the year ended September 30, 2016.

- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.

- There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.

- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.

- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

- We understand and acknowledge our responsibility for the fair presentation of the net capital computation in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the above information, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the net capital computation have not changed from those used in the prior period. The form and content of net capital computation complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.

- There has been a regulatory examination report from FINRA, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended September 30, 2016 or through November 16, 2016, which has been provided to you.

- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.

- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at September 30, 2016 to meet the SEC's objectives. There have been no significant changes in internal control since September 30, 2016.

- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.
- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended September 30, 2016 and through November 16, 2016.[9]
- Net capital computations prepared by us during the period October 1, 2015 through September 30, 2016 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.
- There were no significant deficiencies, material weaknesses, or material inadequacies at September 30, 2016 or during the period October 1, 2016 through September 30, 2016, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).[ii]
- There are no outstanding past due PCAOB accounting support fees.
- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(c)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: [signature]

Title: Vice President

Signature: [signature]

Title: President


SCAS
SIEGRIST | CREE | ALESSANDRI | STRAUSS

November 16, 2016

The Board of Directors of
Ryan Financial, Inc.
89 Main Street
Andover, MA 01810

Dear Directors:

As a part of the audit of the financial statements of Ryan Financial, Inc. for the year ended September 30, 2016, a management letter is prepared that comments on the internal controls and procedures and comments, observations and recommendations to improve the operation of the financial department.

The management of Ryan Financial, Inc.is responsible for establishing and maintaining a system of internal control. The objectives of an internal control system are to provide management with reasonable assurance that the assets of the organization are safeguarded against any loss from unauthorized use or disposition and that transactions are executed in accordance with management's plan and authorization and lastly, recorded properly in order to permit the preparation of financial statements to be presented in accordance with accounting principles generally accepted in the United States of America and free of material misstatements. Because of the inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and avoid being detected. In addition, projection of any evaluation of the internal control system to future periods is subject to the risk that procedures may become inadequate due to changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

In planning and performing our audit of the financial statements of Ryan Financial, Inc. for the year ended September 30, 2016, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. No reportable conditions came to our attention relating to significant deficiencies or material weaknesses in the design or operation of the internal control structure that, in our judgment, could adversely affect Ryan Financial, Inc.'s ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combinations of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be deficiencies as defined above. We did not discovery any reportable conditions related to internal control.

We have included other matters and observations with recommendations that involve the internal control system and its operation not considered material deficiencies, however, areas in which the Ryan Financial, Inc. may improve the operations of the financial department and procedures in use in a cost effective manner.

Difficulties Encountered in Performing the Audit

We encountered no difficulties with management or the financial records in performing and completing our audit.

Significant Audit Findings

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies are described in Note 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during the fiscal year ending September 30, 2016.

There were no significant audit findings for the fiscal year ended September 30, 2016.

Corrected and Uncorrected Misstatements

Professional auditing standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. All proposed audit adjustments were accepted and posted by management. There are no uncorrected misstatements.

Disagreements with Management

Professional standards define a disagreement with management as a financial accounting, reporting or auditing matter, whether or not resolved to our satisfaction that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the performance of our audit.

Management Consultations with Other Independent Accountants

In certain situations, management may decide to consult with other accountants about auditing and accounting matters similar to obtaining a "second opinion". If a consultation involves application of an accounting principle to the financial statements or a determination of the type of auditor's opinion that may be expressed on the financial statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

This report is intended solely for the information and use of the Board of Directors and management of the organization.

Sincerely,

Siegrist, Cree, Alessandri & Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

RYAN FINANCIAL, INC.
COMMENTS, OBSERVATIONS AND RECOMMENDATIONS ON INTERNAL CONTROLS, PROCEDURES AND OTHER MATTERS
NOVEMBER 16, 2016

We would like to thank the management and staff of Ryan Financial, Inc. for their assistance and cooperation during our audit. We appreciate the efforts management made to prepare for this audit.

The following are management comments, observations and recommendations that were generated from our audit. The implementation of the recommendations will enable Ryan Financial, Inc. to strengthen its financial management, bookkeeping and accounting systems and procedures.

Cash Balances over $250,000

The current federally insured limits for bank accounts is $250,000. Amounts that exceed the limit create an exposure to loss if the bank should fail.

We recommend that management monitor balances and when the limit is exceeded, consider transferring the excess to a money market account or savings account at another bank or in short-term or mid-term U.S. Treasury obligations. A recommendation would be to use a Massachusetts chartered savings bank which in addition to FDIC insurance is insured by the Depositors Insurance Fund (DIF) and/or the Share Insurance Fund (SIF). To date, a depositor has not lost any funds in the failure of a Massachusetts savings bank due to the three insurance funds.

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com


SCAS
SIEGRIST | CREE | ALESSANDRI | STRAUSS

November 16, 2016

Tara Ryan McDermott, Treasurer
Ryan Financial, Inc.
89 Main Street
Andover, MA

Dear Tara,

PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence,* requires that we disclose to you in writing, at least annually, all relationships between our firm and Ryan Financial, Inc. (the Company) and its related entities or persons in financial reporting oversight roles at your company that may reasonably be thought to bear on independence.

The following is a description of such relationships as of November 16, 2016 of which we are aware that are relevant to our audit of the Company's financial statements and internal control over financial reporting for the year ending September 30, 2016:

- We are not aware of any such relationships.

We confirm that we are independent of the Company in compliance with Rule 3520 and within the meaning of the federal securities laws administered by the Securities and Exchange Commission.

As further required by PCAOB Rule 3526, we will be pleased to discuss the potential effect of such relationships on our independence with respect to the Company with you at our next meeting.

This letter is intended solely for use by you and other members of the Board of Directors in your consideration of our independence as auditors, and should not be used for any other purpose.

Very truly yours,

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.

All fields marked with * are mandatory.

Annual Audit Notice Information:

Name of Auditor* PCAOB #*3478

Michael J. Alessandri, CPA

Auditor Address - Street*	City*	State*	Zip Code*
20 Walnut Street, #313	Wellesley Hills	MA	02481

Auditor Main Phone Number*

781-237-4620, ext 115

Auditor Signing Partner Name*

Michael J. Alessandri

Signing Partner Direct Phone Number*

784-237-4620, ext 115

Signing Partner Email Address*

alessandri@scascpa.com

FYE: 9/30/2016

Ryan Financial, Inc.

Financial Statements and Supplemental Schedules

Index


SCAS
SIEGRIST | CREE | ALESSANDRI | STRAUSS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Ryan Financial, Inc.

We have audited the accompanying statement of financial condition of Ryan Financial, Inc., as of September 30, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financials statements are the responsibility of Ryan Financial, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Ryan Financial, Inc. as of September 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 (Schedule I, on page 11), and Schedule of Reimbursed Expenses (Schedule A, on page 6) have been subjected to audit procedures performed in conjunction with the audit of Ryan Financial, Inc.'s financial statements. The supplemental information is the responsibility of Ryan Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
November 16, 2016

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

Ryan Financial, Inc.
Statement of Financial Condition
September 30, 2016

Assets		
Current assets		
Cash and cash equivalents	$	6,907
Cash, restricted		37,762
Commissions receivable, net of $0 allowance		20,318
Prepaid federal and state taxes		493
Prepaid fidelity bond		1,444
Total current assets		66,924
Due from affiliate		177,229
Total assets	$	244,153

Liabilities and Stockholder's Equity		
Current liabilities		
Accounts payable	$	7,500
Payable to clearing brokers		33
Total current liabilities		7,533
Stockholder's equity		
Common stock, no par value, 20,000 shares authorized, 1,000 shares issued and outstanding		10,000
Additional paid in capital		17,022
Retained earnings		209,598
Total stockholder's equity		236,620
Total liabilities and stockholder's equity	$	244,153

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Ryan Financial, Inc.
Statement of Income
Year Ended September 30, 2016

Revenues:	
Commission income	$ 384,975
Dividend and other income	7
Total revenue	384,982
Operating Expenses:	
Reimbursed expenses (Schedule A)	322,778
Clearing fees and ticket charges	5,231
Insurance/Bonding expense	3,977
Professional fees	10,213
Bank charges	396
Annual report Fee	109
Regulatory expense	1,800
Total operating expenses	344,504
Net income from operations	40,478
Provision for income taxes	(9,449)
Net income for year	$ 31,029

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Ryan Financial, Inc.
Statement of Changes in Shareholder's Equity
Year Ended September 30, 2016

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, October 1, 2015	$ 10,000	$ 17,022	$ 183,872	$ 210,894
Adjustment to correct tax accrual	-	-	(5,303)	(5,303)
Balance, October 1, 2015, restated	10,000	17,022	178,569	205,591
Income for year ended September 30, 2016	-	-	31,029	31,029
Balance, September 30, 2016	$ 10,000	$ 17,022	$ 209,598	$ 236,620

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Ryan Financial, Inc.
Statement of Cash Flows
Year Ended September 30, 2016

Cash flows from operating activities:	
Net income for year	$ 31,029
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Commissions receivable	3,627
Receivable from clearing brokers	60
Prepaid fidelity bond	1,355
Prepaid income taxes	(493)
Due from affiliate	(31,211)
Accounts payable	2,500
Clearing firm payable	33
Net cash provided by operating activities	6,900
Net increase in cash and cash equivalents	6,900
Cash and cash equivalents, beginning of the year	37,769
Cash and cash equivalents, end of the year	$ 44,669
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	$ 9,449
Interest	$ -

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Ryan Financial, Inc.

Schedule A - Schedule of Reimbursed Expenses

Year Ended September 30, 2016

Salaries and employment costs - officers	$ 225,217
Other employees compensation and benefits	13,222
Occupancy expenses	22,522
Computer expenses	9,996
Other general expenses	3,517
Pension expense	7,075
Vehicle expenses	3,065
Office expenses and supplies	1,561
Insurance expense	10,400
Regulatory fees and expenses	9,563
Professional services fees	13,375
Travel and entertainment	3,265
	$ 322,778

The Report of the Independent Registered Accounting Firm
and notes are an integral part of these financial statements.

Ryan Financial, Inc.
Notes to Financial Statements
September 30, 2016

Note 1 – Nature of Business

Ryan Financial, Inc., (The Company) was formed on October 1, 1995 as a Massachusetts Corporation to engage in and carry on the business of a registered broker-dealer. The Company's office is in Andover, Massachusetts. The Company primarily sells mutual funds and variable annuities and is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company receives commissions and trail fees from the sales of mutual funds and variable annuities and clears all customer account transactions through Raymond James & Associates, Inc., another broker-dealer.

Note 2 – Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Cash and Cash Equivalents

The Company considers deposits and short-term debt securities with maturities of ninety days or less to be cash and cash equivalents.

Income Taxes

The Company complies with FASB ASC 740 "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The Company adopted, "Accounting for Uncertainty of Income Taxes", which prescribes comprehensive guidelines for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on tax returns. The Company has no uncertain tax positions during the year ended September 30, 2016.

In addition, income tax returns for years ended September 30, 2012 and prior are no longer available for review by the Internal Revenue Service.

Note 2 – Significant Accounting Policies (continued)

Management Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates in determining reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Customers' securities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis. Trail fees from mutual funds and variable annuities are reported on the accrual basis.

Commissions

Commission expenses and related clearing costs are recorded on a trade date basis as securities transactions occur.

Concentrations of Credit Risk

The Company maintains a cash account with a bank that is insured by the Federal Deposit Insurance Corporation up to $250,000. During the course of the year balances may have exceeded this amount. At September 30, 2016, the Company did not have any funds in excess of the insured limit.

Subsequent Events

Management has evaluated subsequent events through November 16, 2016, the date on which the financial statements were available to be issued.

Note 3 – Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. As of September 30, 2016 the Company's minimum net capital requirement was $5,000. At September 30, 2016, the Company's ratio of aggregate indebtedness to net capital was 20.71 to 1 and net capital of $36,382, which exceeds the required net capital of $5,000 by $31,382.

Note 4 – Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or to transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company did not have any assets or liabilities adjusted to fair value for the year ended September 30, 2016.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured in fair value on a recurring basis as of September 30, 2016.

	Level 1	Level 2	level 3	Netting & Collateral	Total
Assets:					
Cash and securities segregated under federal and other regulations	$37,762	$ -	$ -	$ -	$37,762
Liabilities:	-	-	-	-	-
Totals	$37,762	$ -	$ -	$ -	$37,762

Note 5 – Restricted Cash

The Company is required to maintain a restricted reserve account with Raymond James and Associates, Inc. (clearing broker-dealer) with a minimum balance of $25,000. As of September 30, 2016 the balance was $37,762.

Note 6 – Income Tax Returns

The Company files its tax returns as a member of a controlled brother-sister group, with Ryan Financial Advisors, Inc.

The Company files separate federal and state income tax returns.

The Company recognizes any unrecognized tax benefits in deferred tax accounts and tax expense.

Note 7 – Related Party Transactions

The Company has an expense sharing agreement with its affiliate Ryan Financial Advisors, Inc. The Company and Ryan Financial Advisors, Inc. (affiliate) have common stockholders. Under the agreement there is an allocation of the payroll and overhead expenses between the two corporations. The Company's commission and trail fee income is transferred to Ryan Financial Advisors, Inc. For the fiscal year ended September 30, 2016, approximately $349,779 was transferred to Ryan Financial Advisors, Inc. Under the cost sharing agreement, $322,781 was allocated to Ryan Financial, Inc. $4,214 of expenses allocated to Ryan Financial Advisors, Inc. was paid for by Ryan Financial, Inc. through the clearing broker (Raymond James) for management fee processing charges, so this amount reduced the "Due To Ryan Financial Advisors, Inc. balance). The balance due from Ryan Financial Advisors, Inc. at September 30, 2016 was $177,229.

Note 8 – Pension Expense

The Company has a contributory defined contribution 401(k) plan with a Company match which amounted to $7,075 for the year ended September 30, 2016

Note 9 – Prior Period Adjustment

The prior year income tax provision was understated. An adjustment was made to restate the beginning retained earnings due to prepaid income taxes that were not recorded as an expense.

Ryan Financial, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934

September 30, 2016

Net Capital:		
Stockholder's equity qualified for net capital	$	236,620
Deduction for non-allowable assets		199,483
Net capital before haircuts		37,137
Less: haircuts		755
Net capital		36,382
Minimum capital requirement		5,000
Excess net capital	$	31,382
Aggregate indebtness:		
Liabilities	$	7,533
Ratio of aggregate indebtness to net capital		20.71%

No material differences exist between audited computation of net capital and unaudited computation of net capital.

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financail statements.


SCAS
SIEGRIST | CREE | ALESSANDRI | STRAUSS

Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3

To: Board of Directors of
Ryan Financial, Inc.

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) Ryan Financial, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ryan Financial, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (ii) (the "exemption provisions") and (2) Ryan Financial, Inc. stated that Ryan Financial, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Ryan Financial, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ryan Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
20 Walnut Street, Wellesley Hills, MA 02481
November 16, 2016



Ryan·Financial

Advisors on all Matters of Wealth Creation, Management, and Preservation

November 16, 2016

Michael J. Alessandri. CPA
Siegrist, Cree. Alessandri & Strauss. CPA. P.C.
20 Walnut Street, # 313
Wellesley Hills, MA 02481

Re: Ryan Financial, Inc. Exemption Report

Dear Mr. Alessandri,

This statement is to notify you that, to the best knowledge and belief of Ryan Financial, Inc., our firm claims an exemption under 17 CFR 240.15c3-3(k)(2)(ii).

Pursuant to 17 CFR 240. l 5c3-3(k)(2)(ii), Ryan Financial . Inc. is an introducing broker/dealer which clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240 .l 7a-3 and 240.l 7a-4 of Chapter [17] as are customarily made and kept by a clearing broker or dealer.

Ryan Financial, Inc. has met the exemption provisions of 17 CFR 240. l 5c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Sincerely,

Tara Ryan McDermott

89 Main Street, Andover, Massachusetts 01810
Tel: 978-475-1500 ~ Fax: 978-475-6699 ~ Email: mail@ryanfinancial.com
Marblehead, MA ~ 781-631-3800 Palm Beach, FL ~ 561-694-1812
Securities offered through Ryan Financial, Inc.
Member SIPC

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Ryan Financial, Inc. as of 09/30/16

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 4550

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained 4560

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 Raymond James and Associates, Inc.; Fidelity Investments, Inc. 4335 X 4570

D. (k)(3) — Exempted by order of the Commission (include copy of letter) 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645

Total $ 36 4699

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals


SCAS

SIEGRIST | CREE | ALESSANDRI | STRAUSS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors
Ryan Financial, Inc.
Andover, MA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Commission Act of 1934 and with the SIPC Series 600 Rules, we have performed the following procedures enumerated below which were agreed to by Ryan Financial, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation – (Form SIPC-7) of Ryan Financial, Inc. (the Company) for the year ended September 30, 2016, solely to assist you and SIPC in evaluating Ryan Financial, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7, if any, with respective cash disbursement records entries, as applicable, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Form X-17A-5 Part III for the year ended September 30, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended September 30, 2016, noting no differences:

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and workpapers supporting the adjustments noting no differences, and;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7.

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
November 16, 2016

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 9/30/2016

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

48755 FINRA SEP
RYAN FINANCIAL INC
89 MAIN ST
ANDOVER, MA 01810-3862

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tara McDermott
(978) 475-1500

2. A. General Assessment (item 2e from page 2) $ 26.07

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied (150.00)

D. Assessment balance due or (overpayment) -123.93

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 0.00

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $

H. Overpayment carried forward $(123.93)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ryan Financial, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 31 day of October, 20 16.

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **10/1/2015** and ending **9/30/2016**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 384,984

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions $384,984

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. $369,319

(2) Revenues from commodity transactions. —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. $5230

(4) Reimbursements for postage in connection with proxy solicitation. —

(5) Net gain from securities in investment accounts. $7

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): —

____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (*FOCUS Line 22/PART IIA Line 13,* Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions $374,556

2d. SIPC Net Operating Revenues $ 10,428

2e. General Assessment @ .0025 $ 26.07

(to page 1, line 2.A.)